UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(RULE 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
OSI RESTAURANT PARTNERS, INC.
(Name of the Issuer)
OSI RESTAURANT PARTNERS, INC.
CHRIS T. SULLIVAN
ROBERT D. BASHAM
J. TIMOTHY GANNON
A. WILLIAM ALLEN, III
PAUL E. AVERY
JOSEPH J. KADOW
DIRK A. MONTGOMERY
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
6704A101
(CUSIP Number of Class of Securities)
JOSEPH J. KADOW, ESQ.
Executive Vice President, Chief Officer-Legal & Corporate Affairs
OSI Restaurant Partners, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607
(813) 282-1225
Copies to:

DAVID A. KATZ, ESQ. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	JOHN M. GHERLEIN, ESQ. Baker & Hostetler LLP 3200 National City Center 1900 East Ninth Street Cleveland, Ohio 44114 (216) 621-0200
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$3,176,996,175	$339,939

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (I) the number of shares of Common Stock that are proposed to be acquired in the merger and (II) the merger consideration of $40.00 in cash per share of Common Stock, plus (y) $118,784,585 expected to be paid to holders of options to purchase Common Stock with an exercise price of less than $40.00 per share in exchange for cancellation of such options, plus (z) $1,501,320 expected to be paid to holders of deferred compensation units in exchange for cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by .000107.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $339,939
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Parties: OSI Restaurant Partners, Inc.
Date Filed: January 17, 2007
Introduction
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by OSI Restaurant Partners, Inc., a Delaware corporation (“OSI” or the “Company”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, and Chris T. Sullivan, Robert D. Basham, J. Timothy Gannon, A. William Allen, III, Paul E. Avery, Joseph J. Kadow and Dirk A. Montgomery (collectively, the “OSI Investors” and, together with OSI, the “Filing Parties” and each a “Filing Party”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 5, 2006, by and among OSI, Kangaroo Holdings, Inc., a Delaware corporation (“Kangaroo Holdings”), and Kangaroo Acquisition, Inc., a Delaware corporation (“Kangaroo Acquisition”).
     Concurrently with the filing of this Schedule 13E-3, OSI is filing with the Securities and Exchange Commission a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of stockholders holding a majority of the shares of Common Stock outstanding as of the close of business on the record date. In addition, the Merger Agreement requires that a majority of the outstanding shares of Common Stock entitled to vote at the special meeting vote for the adoption of the Merger Agreement without consideration as to the vote of any shares held by the OSI Investors.
     The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.
     All information contained in this Schedule 13E-3 concerning any of the Filing Parties has been provided by such Filing Parties and no other Filing Party, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Party.
     The filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Party or by any affiliate of a Filing Party, that the Company is “controlled” by any other Filing Party, or that any other Filing Party is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.
Item 1. Summary Term Sheet
Regulation M-A Item 1001
     The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
Item 2. Subject Company Information
Regulation M-A Item 1002
     (a) The information set forth in the Proxy Statement under the caption “THE PARTIES TO THE MERGER AGREEMENT” is incorporated herein by reference.
     (b)-(d) The information set forth in the Proxy Statement under the caption “MARKET PRICE OF OUR COMMON STOCK” is incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
Regulation M-A Item 1003
     (a)-(c) The information set forth in the Proxy Statement under the caption “THE PARTIES TO THE MERGER AGREEMENT” is incorporated herein by reference.
     Set forth below for each director and executive officer of OSI is his or her respective present principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. None of OSI or, to the knowledge of OSI, any of the OSI directors or executive officers listed below has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of OSI or, to the knowledge of OSI, any of the OSI directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address of each person identified below is c/o OSI Restaurant Partners, Inc., 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.
     OSI’s Executive Officers:
     A. William Allen III has served as Chief Executive Officer of OSI since March 7, 2005. Mr. Allen has been in the restaurant industry for 27 years and has been associated with OSI since 1999 as the President of Fleming’s Prime Steakhouse & Wine Bar, which he co-founded. In 2002, he took on the additional responsibility of overseeing the operation of OSI’s Roy’s restaurants. In 2004, he was promoted to the President of West Coast Concepts.
     Paul E. Avery has served as Chief Operating Officer of OSI since March 7, 2005. Mr. Avery has been in the restaurant industry for over 21 years and has been with OSI since 1989 when he started as the Managing Partner of one of OSI’s first Outback Steakhouse restaurants. He became Director of Operations in 1990, Senior Vice President of Operations in 1993, and President of the Outback Steakhouse concept in 1997. He was promoted to Company President in 2004 when he took on the additional responsibility of overseeing the operations of three of OSI’s other mid-scale casual dining concepts.
     Dirk A. Montgomery has served as Chief Financial Officer since November 1, 2005. Mr. Montgomery served as Retail Senior Financial Officer of ConAgra Foods, Inc., from November 2004 to October 2005. From 2000 to 2004, he was employed as Chief Financial Officer by Express, a subsidiary of Limited Brands, Inc. He also served in several senior management positions at Sara Lee Corporation from May 1991 to February 2000.

     Joseph J. Kadow has served as Chief Officer - Legal and Corporate Affairs and Executive Vice President of OSI since April 27, 2005, and General Counsel and Secretary since April 1994. Mr. Kadow also served as Senior Vice President from April 1994 to April 27, 2005.
     Steven T. Shlemon has served as President of Carrabba’s Italian Grill, Inc. (“Carrabba’s”), a wholly-owned subsidiary of OSI since April 27, 2000. Mr. Shlemon has been in the restaurant industry for over 26 years and has been with OSI since 1990. In 1990, he joined OSI as an Outback Steakhouse joint venture partner in Dallas. In 1995, he was promoted to Carrabba’s Director of Operations, and in 1997, he was promoted to Carrabba’s Vice President and Director of Operations.
     OSI’s Directors (other than Mr. Allen):
     Debbi Fields is the founder of Mrs. Fields, Inc., an international franchisor and operator of retail dessert stores, serving as Chairman of the Board from 1992 to 1996.
     Thomas A. James has been the Chairman and Chief Executive Officer of Raymond James Financial, Inc., a financial services company, since 1983, and Chief Executive Officer of its subsidiary, Raymond James and Associates, Inc., since 1969.
     Chris T. Sullivan is a founder of OSI and has been the Chairman of the Board of OSI since its formation in 1991. Mr. Sullivan was the Chief Executive Officer of OSI from 1991 until March 2005.
     Robert D. Basham is a founder of OSI and was Chief Operating Officer of OSI from its formation in 1991 until March 2005, at which time he resigned as Chief Operating Officer and was appointed Vice Chairman. Mr. Basham is a director of MarineMax, Inc., a recreational boat dealer.
     John A. Brabson, Jr. is a Partner of Everest Partners, LLC, a real estate development company, and has been President of Brabson Investments, Inc., a privately owned investment company, since January 2000. From 1996 to January 2000, Mr. Brabson served as Chairman of the Board of Lykes Bros. Inc., a privately owned diversified agricultural company. From 1990 to 1996, Mr. Brabson served as Chairman, Chief Executive Officer and President of Peoples Gas System, Inc., a gas service utility company.
     W. R. Carey, Jr. is a founder, and since 1981 has been President, of Corporate Resource Development, a sales and marketing consulting and training firm. Mr. Carey is a director of Kforce, Inc., a national provider of professional and technical specialty staffing services, and of Lime Energy Corp., a developer, manufacturer and integrator of energy saving technologies and building automation controls as well as an independent developer of scalable, negative power systems.
     Gen. (Ret.) Tommy Franks has been President of Franks & Associates, LLC., a private consulting firm, since 2003. General Franks served in the United States Army from 1966 to 2003. In August 2003, he retired as a four star general after commanding Operation Enduring Freedom in Afghanistan and Operation Iraqi Freedom in Iraq. General Franks is a director of Bank of America, a bank holding company and a financial holding company under the Gramm-Leach-Bliley Act.
     Lee Roy Selmon has been President of University of South Florida (“USF”) Foundation Partnership for Athletics, since February 2004. Mr. Selmon is also a director of Fifth Third Bank, Florida region, which is a division of Fifth Third Bancorp. From May 2001 to February 2004, Mr. Selmon was USF’s Director of Athletics. From 1993 to May 2001, Mr. Selmon served as USF’s Associate Athletic Director for External Affairs.
     Toby S. Wilt has been Chairman of Christie Cookie Company, a privately owned gourmet cookie manufacturer, retailer and wholesaler, since 1989, and President of TSW Investment Company, a privately owned investment company, since 1987. Mr. Wilt is a director of 1st Source Corporation, a registered bank holding company, and TLC Vision Corp, a diversified healthcare service company whose primary business is eye care.

Item 4. Terms of the Transaction
Regulation M-A Item 1004
     (a)(1) Not applicable.
     (a)(2) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the OSI Investors”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Appraisal Rights”
     “APPRAISAL RIGHTS”
     ANNEX D—Section 262 of the Delaware General Corporation Law
     (e) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference. There have been no other provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.
     (f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005

     (a) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Related Party Transactions” is incorporated herein by reference.
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
     (c) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Background of the Merger” is incorporated herein by reference.
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT—Treatment of Stock, Stock Options and Other Stock-Based Awards”
     “THE MERGER AGREEMENT—Exchange and Payment Procedures”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
     (c)(1)-(8) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Plans for OSI After the Merger”
     “SPECIAL FACTORS—Financing”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Purposes and Reasons of the OSI Investors”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Position of the OSI Investors Regarding the Fairness of the Merger”
     “SPECIAL FACTORS—Conduct of OSI’s Business if the Merger is Not Completed”
     “SPECIAL FACTORS—Plans for OSI After the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Plans for OSI After the Merger”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the Merger”

     “SPECIAL FACTORS—Fees and Expenses”
     “THE MERGER AGREEMENT”
     “APPRAISAL RIGHTS”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
     ANNEX D—Section 262 of the Delaware General Corporation Law
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Purposes and Reasons of the OSI Investors”
     “SPECIAL FACTORS—Position of the OSI Investors Regarding the Fairness of the Merger”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “THE MERGER AGREEMENT—Conditions to the Merger”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     (f) None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations
Regulation M-A Item 1015
     (a)-(c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Opinion of Wachovia Capital Markets, LLC”
     “SPECIAL FACTORS—Opinion of Piper Jaffray & Co.”
     ANNEX B—Opinion of Wachovia Capital Markets, LLC
     ANNEX C—Opinion of Piper Jaffray & Co.
Item 10. Source and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (a)-(b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing”
     “SPECIAL FACTORS—Guarantees”
     “THE MERGER AGREEMENT—Financing Commitments; Cooperation of OSI”
     (c) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Conduct of OSI’s Business if the Merger is Not Completed”
     “SPECIAL FACTORS—Fees and Expenses”
     “THE MERGER AGREEMENT—Termination”
     “THE MERGER AGREEMENT—Termination Fees and Expenses”
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “SPECIAL FACTORS—Financing”
Item 11. Interest in Securities of the Subject Company
Regulation M-A Item 1008
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SPECIAL FACTORS—Related Party Transactions”
     “THE MERGER AGREEMENT”
     ANNEX A—Agreement and Plan of Merger by and among OSI, Kangaroo Holdings and Kangaroo Acquisition
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012
     (d) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Required Vote”
     “SPECIAL FACTORS—Certain Effects of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
     “SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”
     “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”
     (e) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “SPECIAL FACTORS—Background of the Merger”
     “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors”
Item 13. Financial Statements
Regulation M-A Item 1010
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “INFORMATION ABOUT OSI—Selected Financial Data”
     “INFORMATION ABOUT OSI—Financial Statements”
     “INFORMATION ABOUT OSI—Net Book Value Per Share of OSI Common Stock”
     “INFORMATION ABOUT OSI—Ratio of Earnings to Fixed Charges”

     “FINANCIAL FORECAST”
     (b) Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (a) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Solicitation of Proxies”
     “SPECIAL FACTORS—Fees and Expenses”
     (b) The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
     “SUMMARY TERM SHEET”
     “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
     “THE SPECIAL MEETING—Solicitation of Proxies”
Item 15. Additional Information
Regulation M-A Item 1011
     (b) The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.
Item 16. Exhibits
Regulation M-A Item 1016
     (a)(1)      Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 17, 2007.
     (a)(2)      Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
     (b)(1)      Commitment Letter from Deutsch Bank AG New York Branch, Deutsch Bank AG Cayman Islands Branch, Deutsch Bank Securities, Inc., Bank of America, N.A., Banc of America Bridge, LLC and Banc of America Securities LLC to Kangaroo Acquisition, Inc., dated as of November 5, 2006.

     (c)(1)      Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the Proxy Statement.
     (c)(2)      Opinion of Piper Jaffray & Co., attached as Annex C to the Proxy Statement.
     (c)(3)      Financial analysis presentation materials, dated November 3, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.
     (c)(4)      Financial analysis presentation materials, dated November 5, 2006, prepared by Piper Jaffray & Co., for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.
     (d)(1)      Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Statement.
     (d)(2)      Letter of Intent from Kangaroo Holdings, Inc. to Robert Basham, J. Timothy Gannon and Chris Sullivan, dated November 5, 2006.
     (d)(3)      Letter of Intent from Kangaroo Holdings, Inc. to Bill Allen, Paul Avery, Dirk Montgomery and Joe Kadow, dated November 5, 2006.
     (d)(4)      Amendment, dated November 5, 2006, by and among Paul E. Avery, OSI Restaurant Partners, Inc. and Outback Steakhouse of Florida, Inc.
     (d)(5)      Amendment, dated November 5, 2006, by and among A. William Allen, III, OSI Restaurant Partners, Inc. and OS Restaurant Services, Inc.
     (d)(6)      Amendment, dated November 5, 2006, by and among Joseph J. Kadow, OSI Restaurant Partners, Inc., OS Restaurant Services, Inc., OS Management, Inc. and Outback Steakhouse of Florida, Inc.
     (d)(7)      Amendment, dated November 5, 2006, by and between Dirk Montgomery and OSI Restaurant Partners, Inc.
     (f)      Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.
     (g)      None.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 17, 2007	OSI RESTAURANT PARTNERS, INC.
	By:	/s/Joseph J. Kadow
		Name:	Joseph J. Kadow
		Title:	Executive Vice President and General Counsel

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ Chris T. Sullivan
Chris T. Sullivan

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ Robert D. Basham
Robert D. Basham

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ J. Timothy Gannon
J. Timothy Gannon

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ A. William Allen III
A. William Allen III

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ Paul E. Avery
Paul E. Avery

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ Joseph J. Kadow
Joseph J. Kadow

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.
Dated: January 17, 2007

/s/ Dirk Montgomery
Dirk Montgomery

EXHIBIT INDEX
     (a)(1)      Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 17, 2007.
     (a)(2)      Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.
     (b)(1)      Commitment Letter from Deutsch Bank AG New York Branch, Deutsch Bank AG Cayman Islands Branch, Deutsch Bank Securities, Inc., Bank of America, N.A., Banc of America Bridge, LLC and Banc of America Securities LLC to Kangaroo Acquisition, Inc., dated as of November 5, 2006.
     (c)(1)      Opinion of Wachovia Capital Markets, LLC, attached as Annex B to the Proxy Statement.
     (c)(2)      Opinion of Piper Jaffray & Co., attached as Annex C to the Proxy Statement.
     (c)(3)      Financial analysis presentation materials, dated November 3, 2006, prepared by Wachovia Capital Markets, LLC, for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.
     (c)(4)      Financial analysis presentation materials, dated November 5, 2006, prepared by Piper Jaffray & Co., for the Special Committee of the Board of Directors of OSI Restaurant Partners, Inc.
     (d)(1)      Agreement and Plan of Merger, dated as of November 5, 2006, by and among OSI Restaurant Partners, Inc., Kangaroo Holdings, Inc. and Kangaroo Acquisition, Inc. attached as Annex A to the Proxy Statement.
     (d)(2)      Letter of Intent from Kangaroo Holdings, Inc. to Robert Basham, J. Timothy Gannon and Chris Sullivan, dated November 5, 2006.
     (d)(3)      Letter of Intent from Kangaroo Holdings, Inc. to Bill Allen, Paul Avery, Dirk Montgomery and Joe Kadow, dated November 5, 2006.

     (d)(4)      Amendment, dated November 5, 2006, by and among A. William Allen, III, OSI Restaurant Partners, Inc. and OS Restaurant Services, Inc.
     (d)(5)      Amendment, dated November 5, 2006, by and among Paul E. Avery, OSI Restaurant Partners, Inc. and Outback Steakhouse of Florida, Inc.
     (d)(6)      Amendment, dated November 5, 2006, by and among Joseph J. Kadow, OSI Restaurant Partners, Inc., OS Restaurant Services, Inc., OS Management, Inc. and Outback Steakhouse of Florida, Inc.
     (d)(7)      Amendment, dated November 5, 2006, by and between Dirk Montgomery and OSI Restaurant Partners, Inc.
     (f)      Section 262 of the Delaware General Corporation Law, attached as Annex D to the Proxy Statement.
     (g)      None.